 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Cloud, Jr., Sanford (Last) (First) (Middle) 475 Park Avenue, South 19th Floor (Street) New York, NY 10016 (City) (State) (Zip) U.S.A.	2. Issuer Name and Ticker or Trading Symbol Tenet Healthcare Corporation THC
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year February 28, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock					750	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Cloud, Jr., Sanford - February 28, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Units (1)	$0.00	02/28/2003	02/28/2003	A |	(A) 2,609	(2) | (2)	Common Stock - 2,609	$18.17	3,570	D
1998 B Director Option (Right to Buy)	$23.33					05/28/1999 | 05/28/2008	Common Stock - 11,250		11,250	D
1999 A Director Option (Right to Buy)	$13.96					01/28/2000 | 01/28/2009	Common Stock - 11,250		11,250	D
1999 B Director Option (Right to Buy)	$12.33					10/15/1999 | 10/15/2009	Common Stock - 1,250		1,250	D
2000 A Director Option (Right to Buy)	$25.58					10/26/2000 | 10/26/2010	Common Stock - 15,000		15,000	D
2001 B Director Option (Right to Buy)	$39.00					10/25/2001 | 10/25/2011	Common Stock - 18,000		18,000	D
2002 B Director Option (Right to Buy)	$28.75					10/31/2002 | 10/31/2012	Common Stock - 18,000		18,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ Sanford Cloud, Jr. __________________ ** Signature of Reporting Person Date Page 2

Cloud, Jr., Sanford - February 28, 2003
Form 4 (continued)
FOOTNOTE Descriptions for Tenet Healthcare Corporation THC

Form 4 - February 2003

Sanford Cloud, Jr.
475 Park Avenue, South
19th Floor
New York, NY 10016
Explanation of responses:

(1)   These Stock Units were accrued under the Company's Deferred Compensation Plan.
(2)   Stock Units are settled in shares of the Company's common stock upon termination of service.

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